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April 28, 2011

Via EDGAR and Fax

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  SLCA I, Inc. and SLCA II, Inc. (the “Companies”)
Forms 10-12(g)
Filed March 28, 2011
File Nos. 000-54315 and 000-54316

Dear Mr. Riedler:

We respectfully submit below the responses of the Companies to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letters dated April 22, 2011 with respect to the Form 10 filings of the Companies, dated March 28, 2011.  For your convenience, we have included each of your comments from the letters, immediately followed by the Registrant’s response.

General

1.
Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.  If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

RESPONSE:

The comment is duly noted.  Each Company acknowledges that its Form 10 will become effective on May 27, 2011, at which time it will be responsible for filing annual, quarterly, and other reports required by Section 13 of the Exchange Act.

Explanatory Note

2.	Please indicate where a person may request and review copies of the reports you will file with the Commission. Please refer to Item 101(h)(5) of Regulation SK.

RESPONSE:

Each Company has revised the language in its respective Explanatory Note to include the referenced information.

 New York City
Attorneys licensed in New York, Colorado, Georgia, Nevada and Texas

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 28, 2011

Item 1.  Business

Business of Issuer, page 2

3.
Clearly state in the first paragraph of this section that the registrant has only two officers and directors, Michael Chadwick and Cary Grossman.  Clearly state that neither of these individuals could be considered to be independent and discuss the potential risks and disadvantages to anyone who may become a shareholder in the future as a result of the registrant having two non-independent directors.

RESPONSE:

Each Company has revised the language in its respective Business of Issuer section to include the requested disclosure.

4.
You disclose on page 2 that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.  Please expand your disclosure to describe the consequences of this determination including your ability to raise capital or borrow money.

RESPONSE:

Each Company has revised the language in its respective Business of Issuer section to include the requested disclosure.

5.
We note your statement that “Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable.  We will be particularly dependent in making decisions upon information provided by the promoters, owners, sponsors or others associated with the target business seeking our participation.”  Please expand your disclosure to discuss the possible risks that may arise as a result of your inability to conduct such studies and your reliance upon individuals and entities associated with the target business.

RESPONSE:

Each Company has revised the language in its respective Business of Issuer section to include the requested disclosure.

Form of Acquisition, page 4

6.
Please identify all of the blank check companies both Michael Chadwick and/or Cary Grossman have either founded, promoted or served as officers and/or directors and identify all such entities for which they are currently serving as officers and/or directors.  To the extent they have been involved in blank check entities in the past disclose the extent to which these blank check entities have been successful in consummated an acquisition.  Identify all such affiliated blank check entities that have not consummated an acquisition and all such entities that will be competing with the registrant to acquire an operating company.  Discuss the potential conflict of interest in allocating corporate opportunities as they become available and the means that management will use to allocate these opportunities.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 28, 2011

RESPONSE:

Each Company has revised the language in its respective Form of Acquisition section to include the requested disclosure.

7.
We note your disclosure that management may complete the transaction without any vote or approval by stockholders.  Please expand your discussion to clarify why or how such a transaction may occur without stockholder approval.  Your discussion should clearly note that management may act unilaterally without the consent, vote or approval of the company's stockholders because they currently own 100% of the outstanding shares and are likely to continue to own a substantial majority of the outstanding shares.  Further, please provide a discussion, as applicable, of how management’s pecuniary interests as stockholders of the company may conflict with their fiduciary duties and the interests of other potential investors.

RESPONSE:

Each Company has revised the language in its respective Form of Acquisition section to include the requested disclosure.

8.
Please expand your disclosure stating that your officers and directors will bring to your attention target candidates they become aware of through his business contacts to briefly describe these business contacts.

RESPONSE:

Each Company has revised the language in its respective Form of Acquisition section to include the requested disclosure.

Item 2.  Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

9.	Please describe and quantify the components of total expenses, which amounted to $4,691 for the period ended March 20, 2011. Also, discuss the impact of income taxes on your operating results.

RESPONSE:

Each Company has revised the language in its respective MD&A section to include the requested disclosure.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
April 28, 2011

10.
Please revise your disclosure to explain whether Messrs. Grossman or Chadwick or the Grossman Gamily Limited Partnership have indicated a maximum amount each may be willing to provide to the company for funding.  If you have identified other investors which have indicated that they may be willing to lend money to the company, please identify such investors and disclose whether they have indicated the maximum amount they are willing to provide.

RESPONSE:

Each Company has revised the language in its respective MD&A section to include the requested disclosure.

Thank you for your attention to this matter.  We look forward to hearing from you.  Please direct questions or requests for clarification of matters addressed in this letter to Josh Westerman of Galante Westerman LLP at (212) 729-4885 or by fax at (800) 571-3109.

Please find attached as Exhibit A hereto the Company’s letter to the Commission providing the requested Tandy representations.

Best Regards, /s/ Josh Westerman Josh Westerman Galante Westerman LLP

cc:	Karen Ubell
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Exhibit A

April 28, 2011

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SLCA I, Inc. and SLCA II, Inc. (the “Companies”)
Forms 10-12(g)
Filed March 28, 2011
File Nos. 000-54315 and 000-54316

Dear Mr. Riedler:

In connection with the letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) filed on April 27, 2011 by Galante Westerman LLP, securities counsel for the Companies, in response to the Staff’s comment letter dated April 22, 2011, each Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 to its Form 10-12(g) (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SLCA I, Inc. SLCA II, Inc. /s/ Cary M. Grossman Cary M. Grossman Chief Financial Officer, Vice President and Director SLCA I, Inc. and SLCA II, Inc.

cc:	Karen Ubell
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549